Exhibit 99.1

Aurora Mobile Limited Announces Third Quarter 2026

Unaudited Financial Results

SHENZHEN, CHINA, November 12, 2026 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services, today announced its unaudited financial results for the third quarter ended September 30, 2026.

Third Quarter 2026 Financial Highlights

•	Revenues were RMB106.5 million (US$15.9 million), an increase of 17% year-over-year.

•	Cost of revenues was RMB35.6 million (US$5.3 million), an increase of 31% year-over-year.

•	Gross profit was RMB70.9 million (US$10.6 million), an increase of 11% year-over-year.

•	Total operating expenses were RMB68.1 million (US$10.2 million), an increase of 6% year-over-year.

•	Net income was RMB4.5 million (US$0.7 million), compared with RMB0.7 million in the same quarter last year.

•	Net income attributable to Aurora Mobile Limited’s shareholders was RMB4.7 million (US$0.7 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB13 thousand in the same quarter last year.

•	Adjusted net income (non-GAAP) was RMB5.0 million (US$0.7 million), compared with RMB1.5 million in the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was RMB6.3 million (US$0.9 million), compared with RMB2.8 million in the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We delivered a strong Q3 performance. Our achievements this quarter are as follows:

•	For the fourth time in our history, we recorded quarterly SAAS revenue in excess of RMB100 million, marking back-to-back quarters above this level and our highest revenue since we transitioned to the Pure-SAAS model in Q1 2021.

•	Core Developer Subscription revenue reached an all-time high of approximately RMB77.0 million.

•	Our global flagship product, EngageLab, achieved its highest quarterly revenue of RMB29.5 million, up 124% year-over-year.

•	Gross profit rose 11% year-over-year to RMB70.9 million, a new high since Q1 2022.

•	We posted our sixth consecutive quarter of US GAAP net profit.

•	Operationally, we generated a net cash inflow of RMB6.6 million during the quarter.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “This is an exceptionally strong set of financial results. These outcomes did not happen by chance. They are rooted in sound strategic choices, disciplined operating decisions, and consistent execution across the organization. Our financial performance reflects the collective hard work and alignment of our entire team.

We achieved meaningful top-line growth during the quarter, which, together with favorable profitability dynamics, lifted gross profit to its highest level since Q1 2022. This operational strength flowed through to the bottom line, resulting in our highest net profit since we transitioned to the Pure-SAAS model in Q1 2021.

With this proven operating model firmly in place, we are confident in our long-term growth prospects as we move forward.”

Third Quarter 2026 Financial Results

Revenues were RMB106.5 million (US$15.9 million), an increase of 17% from RMB90.9 million in the same quarter of last year, attributable to a 37% increase in revenue from Developer Services and partially offset by a 31% decrease in revenue from Vertical Applications.

Cost of revenues was RMB35.6 million (US$5.3 million), an increase of 31% from RMB27.1 million in the same quarter of last year. The increase was mainly due to a RMB3.2 million increase in media cost and a RMB6.2 million increase in direct costs related to overseas business including One-Time Password (“OTP”), WhatsApp push and GPTBots.ai.

Gross profit was RMB70.9 million (US$10.6 million), an increase of 11% from RMB63.8 million in the same quarter of last year.

Total operating expenses were RMB68.1 million (US$10.2 million), an increase of 6% from RMB64.4 million in the same quarter of last year.

•	Research and development expenses were RMB30.2 million (US$4.5 million), an increase of 17% from RMB25.9 million in the same quarter of last year, mainly due to a RMB2.1 million increase in personnel costs and a RMB1.1 million increase in technical service expense.

•	Sales and marketing expenses were RMB29.0 million (US$4.3 million), an increase of 9% from RMB26.6 million in the same quarter of last year, mainly due to a RMB2.9 million increase in personnel costs.

•	General and administrative expenses were RMB9.0 million (US$1.3 million), a decrease of 24% from RMB11.9 million in the same quarter of last year, mainly due to a RMB1.9 million decrease in bad debt provision and a RMB1.7 million decrease in personnel costs.

Income from operations was RMB5.5 million (US$0.8 million), compared with RMB0.4 million in the same quarter of last year.

Net income was RMB4.5 million (US$0.7 million), compared with RMB0.7 million in the same quarter of last year.

Adjusted net income (non-GAAP) was RMB5.0 million (US$0.7 million), compared with RMB1.5 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was RMB6.3 million (US$0.9 million), compared with RMB2.8 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investment were RMB165.0 million (US$24.6 million) as of September 30, 2026, compared with RMB173.4 million as of December 31, 2025.

Business Outlook Update

The Company is revising its full-year 2026 revenue guidance from a range of RMB450.0 million to RMB480.0 million to a range of RMB405.0 million to RMB415.0 million, representing year-over-year growth of approximately 8% to 11%. The revision primarily reflects revenue from the Financial Risk Management business coming in below the Company’s previous expectations.

This shortfall was driven by the continued adjustment underway in China's consumer credit and loan facilitation industries. As regulatory requirements continue to be implemented in greater depth, financial institutions and loan facilitation platforms have further adjusted their product pricing, customer mix and business scale. Certain customers have tightened new credit origination and taken a more prudent approach to business budgeting, which in turn has affected demand for the Company’s related data and technology services.

The Company had previously expected customer demand to gradually stabilize following the industry adjustment. However, the depth and duration of the adjustment have exceeded its expectations.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of September 30, 2026, the Company had repurchased a total of 584,605 ADSs, of which 99,432 ADSs, or around US$532.1 thousand were repurchased during the third quarter in 2026. ADS refers to American Depositary Shares, each 3 ADS representing 40 Class A common shares.

Conference Call

The Company will host an earnings conference call on Thursday, November 12, 2026 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BIfab4aba23906470c9b3f901613f2edc9

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.aurora-mobile.com/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net income and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income as net income/(loss) excluding share-based compensation. The Company defines adjusted EBITDA as net income/(loss) excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses/(benefits) and share-based compensation.

The Company believes that adjusted net income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income/(loss) from operations and net income/(loss).

The Company believes that adjusted net income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile (NASDAQ: JG) is a leading provider of customer engagement and marketing technology services. The Company is dedicated to empowering global enterprises with stable, efficient, and intelligent customer interaction solutions. Leveraging its first-mover advantage in mobile messaging, Aurora Mobile has evolved into a comprehensive platform that integrates Omnichannel Engagement, AI-Driven Marketing, Advanced AI Customer Support, and Frictionless Identity Security. Through its flagship brand EngageLab and its robust AI infrastructure GPTBots.ai, the Company helps businesses achieve seamless customer reach, automate complex marketing journeys, and optimize service efficiency with AI agents, accelerating digital transformation for clients worldwide.

For more information, please visit https://ir.aurora-mobile.com/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

E-mail: ir@aurora-mobile.com

Christensen Advisory

Ms. Xiaoyan Su

E-mail: Xiaoyan.Su@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7045 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2026.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2025	June 30, 2026	September 30, 2026		September 30, 2025	September 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	90,872	101,226	106,466	15,880	269,693	300,976	44,892
Cost of revenues	(27,117)	(32,039)	(35,583)	(5,307)	(87,449)	(94,629)	(14,114)
Gross profit	63,755	69,187	70,883	10,573	182,244	206,347	30,778
Operating expenses
Research and development	(25,881)	(29,274)	(30,167)	(4,500)	(76,446)	(88,154)	(13,148)
Sales and marketing	(26,618)	(28,309)	(28,971)	(4,321)	(72,572)	(83,175)	(12,406)
General and administrative	(11,856)	(10,003)	(8,968)	(1,338)	(36,722)	(30,469)	(4,545)
Total operating expenses	(64,355)	(67,586)	(68,106)	(10,159)	(185,740)	(201,798)	(30,099)
Other operating income	1,039	17	2,700	403	1,446	3,022	451
Income/(Loss) from operations	439	1,618	5,477	817	(2,050)	7,571	1,130
Foreign exchange (loss)/gain, net	(98)	(995)	(3,101)	(463)	83	(4,598)	(686)
Interest income	308	488	667	99	858	1,831	273
Interest expenses	(27)	(14)	(41)	(6)	(72)	(61)	(9)
Other income	-	549	551	82	34	1,559	233
Gains from fair value change	74	519	866	129	185	1,429	213
Income/(Loss) before income taxes	696	2,165	4,419	658	(962)	7,731	1,154
Income tax (expenses)/benefits	(46)	(111)	127	19	500	65	10
Net income/(loss)	650	2,054	4,546	677	(462)	7,796	1,164
Less: net income/(loss) attributable to noncontrolling interests	663	136	(187)	(28)	2,124	126	19
Net (loss)/income attributable to Aurora Mobile Limited’s shareholders	(13)	1,918	4,733	705	(2,586)	7,670	1,145
Net (loss)/income per share, for Class A and Class B common shares:
Class A and B Common Shares - basic	(0.00)	0.02	0.06	0.01	(0.03)	0.10	0.01
Class A and B Common Shares - diluted	(0.00)	0.02	0.06	0.01	(0.03)	0.09	0.01
Shares used in net (loss)/income per share computation:
Class A Common Shares - basic	63,370,150	62,237,640	61,593,596	61,593,596	63,340,221	62,146,778	62,146,778
Class B Common Shares - basic	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Class A Common Shares - diluted	63,370,150	66,635,022	65,641,108	65,641,108	63,340,221	65,791,267	65,791,267
Class B Common Shares - diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/income
Foreign currency translation adjustments	(453)	85	1,381	206	(723)	(149)	(22)
Total other comprehensive (loss)/income, net of tax	(453)	85	1,381	206	(723)	(149)	(22)
Total comprehensive income/(loss)	197	2,139	5,927	883	(1,185)	7,647	1,142
Less: comprehensive income/(loss) attributable to noncontrolling interests	663	165	(151)	(23)	2,124	191	28
Comprehensive (loss)/income attributable to Aurora Mobile Limited’s shareholders	(466)	1,974	6,078	906	(3,309)	7,456	1,114

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2025	September 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	167,955	132,042	19,695
Restricted cash	384	27,767	4,142
Derivative asset	-	557	83
Short-term investments	5,090	5,144	767
Accounts receivable	43,228	45,267	6,752
Prepayments and other current assets	15,306	18,102	2,697
Total current assets	231,963	228,879	34,136
Non-current assets:
Long-term investments	112,609	110,957	16,550
Property and equipment, net	2,798	4,385	654
Operating lease right-of-use assets	14,873	14,075	2,099
Intangible assets, net	9,966	6,810	1,016
Goodwill	37,785	37,785	5,636
Digital assets	-	3,676	548
Deferred tax assets	6	25	4
Other non-current assets	6,165	6,219	928
Total non-current assets	184,202	183,932	27,435
Total assets	416,165	412,811	61,571
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	-	5,000	746
Accounts payable	39,404	30,935	4,614
Deferred revenue and customer deposits	178,650	185,240	27,629
Operating lease liabilities	3,982	4,441	662
Accrued liabilities and other current liabilities	80,939	85,185	12,706
Total current liabilities	302,975	310,801	46,357
Non-current liabilities:
Operating lease liabilities	11,432	10,093	1,505
Deferred tax liabilities	1,883	1,431	213
Other non-current liabilities	450	450	67
Total non-current liabilities	13,765	11,974	1,785
Total liabilities	316,740	322,775	48,142
Shareholders’ equity:
Common shares	51	51	8
Treasury shares	(6,430)	(10,390)	(1,550)
Additional paid-in capital	1,049,029	1,047,208	156,195
Accumulated deficit	(995,292)	(987,622)	(147,307)
Accumulated other comprehensive income	18,440	18,226	2,718
Total Aurora Mobile Limited’s shareholders’ equity	65,798	67,473	10,064
Noncontrolling interests	33,627	22,563	3,365
Total shareholders’ equity	99,425	90,036	13,429
Total liabilities and shareholders’ equity	416,165	412,811	61,571

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2025	June 30, 2026	September 30, 2026		September 30, 2025	September 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Income/(Loss) to Adjusted Net Income:
Net income/(loss)	650	2,054	4,546	677	(462)	7,796	1,164
Add:
Share-based compensation	813	349	475	71	1,507	1,253	187
Adjusted net income	1,463	2,403	5,021	748	1,045	9,049	1,351
Reconciliation of Net Income/(Loss) to Adjusted EBITDA:
Net income/(loss)	650	2,054	4,546	677	(462)	7,796	1,164
Add:
Income tax expenses/(benefits)	46	111	(127)	(19)	(500)	(65)	(10)
Interest expenses	27	14	41	6	72	61	9
Depreciation of property and equipment	217	242	318	47	715	779	116
Amortization of intangible assets	1,079	1,054	1,012	151	3,146	3,137	468
EBITDA	2,019	3,475	5,790	862	2,971	11,708	1,747
Add:
Share-based compensation	813	349	475	71	1,507	1,253	187
Adjusted EBITDA	2,832	3,824	6,265	933	4,478	12,961	1,934

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2025	June 30, 2026	September 30, 2026		September 30, 2025	September 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	64,422	79,886	88,173	13,152	191,151	239,688	35,751
Subscription	57,330	70,697	77,036	11,490	164,456	212,627	31,714
Value-Added Services	7,092	9,189	11,137	1,662	26,695	27,061	4,037
Vertical Applications	26,450	21,340	18,293	2,728	78,542	61,288	9,141
Total Revenue	90,872	101,226	106,466	15,880	269,693	300,976	44,892
Gross Profits	63,755	69,187	70,883	10,573	182,244	206,347	30,778
Gross Margin	70.2%	68.3%	66.6%	66.6%	67.6%	68.6%	68.6%